As filed with the Securities and Exchange Commission on November 18, 2020

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of

RMR Mortgage Trust

(formerly known as RMR Real Estate Income Fund)

Two Newton Place

255 Washington Street, Suite 300

Newton, Massachusetts 02458

File No. 811-22260

AMENDMENT NO. 2

Application Pursuant to Section 8(f) of

The Investment Company Act of 1940 for an Order Declaring

That Applicant has Ceased to be an Investment Company

Communications regarding this Application

should be addressed to:

Jennifer B. Clark, Secretary

RMR Mortgage Trust

Two Newton Place

255 Washington Street, Suite 300

Newton, Massachusetts 02458

jclark@rmrgroupadvisors.com

Copies to:

Michael Hoffman Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, NY 10001 Telephone Number: (212) 735-3000	Kenneth E. Burdon Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street Boston, MA 02116 Telephone Number: (617) 573-4800

I.                                        NATURE OF RELIEF SOUGHT BY APPLICANT

RMR Mortgage Trust, formerly known as RMR Real Estate Income Fund (the “Applicant”), seeks an order (the “Order”) pursuant to Section 8(f) of the Investment Company Act of 1940 (the “1940 Act”) declaring that Applicant has ceased to be an investment company under the 1940 Act.

II.                                   THE APPLICANT

Applicant is a non-diversified, closed-end management investment company registered under the 1940 Act. Applicant is a statutory trust duly formed and existing under and by virtue of the laws of the State of Maryland and, as of the date of this filing, is in good standing with the State Department of Assessments and Taxation of Maryland. Applicant’s currently outstanding common shares of beneficial interest, par value $0.001 per share (“common shares”), are listed on The Nasdaq Stock Market LLC under the symbol “RMRM.” As of November 17, 2020, there are 10,202,009 common shares outstanding.

Applicant is not currently a party to any litigation or administrative proceeding and has timely complied with its obligations to file annual and other reports with the Securities and Exchange Commission (the “Commission”).

III.                              ACTION REGARDING DEREGISTRATION

A.                                    Historical Development

Prior to Applicant’s Special Meeting of Shareholders held on April 16, 2020 (the “Special Meeting”), Applicant’s primary investment objective was to earn and pay to its common shareholders a high level of current income by investing in real estate companies. Capital appreciation was Applicant’s secondary objective. Applicant pursued its investment objectives by investing, under normal market conditions, at least 90% of its managed assets, consisting of the net asset value of Applicant’s common shares plus the liquidation preference of Applicant’s preferred shares and the principal amount of Applicant’s outstanding borrowings (“Managed Assets”), in income producing securities issued by real estate companies, including common shares, preferred shares and debt with at least 75% of its Managed Assets in securities issued by real estate investment trusts (“REITs”) and no more than 10% of its Managed Assets in securities denominated in currencies other than the U.S. dollar or traded on a non-U.S. stock exchange.

On or about February 21, 2020, Applicant mailed to shareholders its proxy statement (the “Proxy Statement”) for the Special Meeting soliciting shareholder approval of a proposal (the “Business Change Proposal”)1 to change Applicant’s business from a registered investment company that invests in securities issued by real estate companies to a company that focuses primarily on originating and investing in first mortgage whole loans secured by middle market and transitional commercial real estate (“CRE”) and to amend Applicant’s fundamental

1                             https://www.sec.gov/Archives/edgar/data/1452477/000104746920000996/a2240792zdef14a.htm.

investment objectives and restrictions, and status as a “diversified” fund, to permit Applicant to engage in its new business.

The Proxy Statement stated that if the Business Change Proposal was approved, Applicant would, among other things:

•                  realign its portfolio so that it will not be considered an investment company under the 1940 Act and apply to the Commission for the Order;

•                  replace its fundamental investment objectives with a non-fundamental primary objective to balance capital preservation with generating attractive risk-adjusted returns;

•                  amend its fundamental investment restrictions regarding purchasing and selling real estate and originating loans to permit Applicant to pursue its new business while awaiting the Order;

•                  replace certain of its non-fundamental investment policies and strategies with new investment policies and strategies that enable Applicant to pursue its new business;

•                  begin operating as a “non-diversified” investment company while awaiting the Order;

•                  redeem its outstanding auction rate preferred shares and terminate its credit facility with BNP Paribas Prime Brokerage International, Ltd.; and

•                  change its name to “RMR Mortgage Trust.”

The Proxy Statement noted that, if the Business Change Proposal were approved, Applicant’s current investment advisory agreement would remain in effect, including the existing investment advisory fee, until Applicant receives the Order. The Proxy Statement stated that, if and when Applicant receives the Order, Applicant’s Board of Trustees (the “Board,” and each member, a “Trustee”) anticipates that the existing investment advisory agreement would be terminated and Applicant would enter into a new management agreement with RMR Advisors LLC (the “Advisor”), Applicant’s investment adviser, or an affiliate of the Advisor.

The Proxy Statement also stated that, after deregistering as an investment company, Applicant would no longer be subject to regulation under the 1940 Act. In addition, the Proxy Statement explained that Applicant would continue to be managed by Applicant’s officers and overseen by the Board, which would maintain substantially similar power, authority and discretion as the Board had before deregistration and be subject to the same duties under state law.

At the Special Meeting, Applicant’s shareholders approved the Business Change Proposal. As a result, Applicant’s management has begun implementing the Business Change Proposal in accordance with the disclosure in the Proxy Statement.

B.                                    Public Representation Policy

Applicant announced on December 16, 2019, that the Board unanimously approved the Business Change Proposal and that Applicant filed a preliminary proxy statement with the Commission to hold a special meeting of shareholders to consider and approve the Business Change Proposal. Additionally, following the filing of the Proxy Statement, on February 24, 2020, Applicant issued a press release announcing that the members of the Board who are not interested persons of Applicant (as defined in the 1940 Act) and the Board believed that the Business Change Proposal, which would result in Applicant becoming a commercial mortgage REIT, was the best means for Applicant to increase shareholder value.

Following shareholder approval of the Business Change Proposal, Applicant once again announced Applicant’s plan to realign its portfolio and implement its new business strategy. Thus, while Applicant is required under the 1940 Act to state in its financial statements that it is a registered investment company, Applicant’s periodic reports to shareholders, press releases and website indicate that Applicant is implementing the Business Change Proposal in accordance with the disclosure in the Proxy Statement. As of the date of this Application, Applicant has taken the following actions:

•                  On July 30, 2020, Applicant changed its name to RMR Mortgage Trust;

•                  On September 28, 2020, Applicant announced the closing of a $30.0 million first mortgage bridge loan it provided to finance the acquisition of a multi-tenant office building located in Illinois;

•                  On November 9, 2020, Applicant announced that it completed the redemption of all of its issued and outstanding auction rate preferred shares;

•                  Applicant is in the process of negotiating several first mortgage whole loans secured by middle market and transitional commercial real estate, with an expected total loan amount of approximately $116.9 million; and

•                  Applicant continues to divest its legacy portfolio assets.

As a result of these efforts, Applicant is and holds itself out as a company that focuses primarily on originating and investing in first mortgage whole loans secured by middle market and transitional CRE.

Upon deregistration, which will be the final step in implementing the Business Change Proposal, Applicant will issue a press release to shareholders indicating that it is no longer a registered investment company and will cease indicating in its financial statements that it is a registered investment company.

C.                                    Activities of Advisor and Applicant’s Trustees and Officers

As discussed in the Proxy Statement, Applicant’s current investment advisory agreement will remain in effect, including the existing investment advisory fee, until Applicant receives the Order. Under the terms of the current investment advisory agreement, the Advisor provides Applicant with an investment program, makes the day-to-day investment decisions and manages Applicant’s business affairs in accordance with Applicant’s investment objectives and policies, subject to the general supervision of the Board. Applicant’s officers are also officers of the Advisor or its affiliates and have significant experience in managing commercial mortgage and other REITs and in investing in middle market commercial properties. Applicant does not have any employees.

As noted above, the Advisor is implementing the Business Change Proposal. Following shareholder approval of the Business Change Proposal, Applicant’s officers took or began taking the following steps to implement the Business Change Proposal: (i) changing Applicant’s name from “RMR Real Estate Income Fund” to “RMR Mortgage Trust,” effective July 30, 2020, (ii) engaging in discussions regarding securing a repo facility to finance mortgage originations, (iii) redeeming all of its issued and outstanding auction rate preferred shares, and (iv) originating mortgages in accordance with the disclosure in the Proxy Statement. Applicant’s officers devote significant time to Applicant’s new business strategy, including in connection with the formation of business objectives, plans and strategies and sourcing of mortgage origination opportunities. The Advisor has also established an investment committee (the “Investment Committee”) responsible for evaluating mortgage loan origination opportunities and making determinations as to whether or not to fund such loan opportunities, in each case, taking into account Applicant’s investment guidelines and considerations, subject to any required approvals by Applicant’s Board. Two of Applicant’s Board members serve as members of the Investment Committee. Applicant’s officers report to the Board on a periodic basis, but no less frequently than quarterly, on the implementation of the Business Change Proposal. The Board also monitors the Advisor’s progress with regard to, among other things, the implementation of the Business Change Proposal and has general oversight responsibility with respect to the Advisor’s activities.

The activities of the Advisor and Applicant’s Trustees and officers indicate that Applicant no longer operates as an “investment company” as defined under Section 3(a) of the 1940 Act, but rather, operates as a company that is focused primarily on originating and investing in mortgage loans secured by middle market and transitional CRE.

D.                                    Applicant’s Present Assets

Applicant originates commercial mortgage loans through one or more wholly-owned subsidiaries that qualify for the exclusion from the definition of investment company contained in Section 3(c)(5)(C) of the 1940 Act. As of [•], 2020, Applicant’s assets were solely comprised of “cash items” (as that term has been interpreted for purposes of Section 3(a)(1)(C) of the 1940 Act), “investment securities” (as defined in Section 3(a)(2) of the 1940 Act) and interests in its wholly-owned subsidiary, RMTG Lender LLC (the “Real Estate Subsidiary”).  Applicant owns 100% of the voting securities of the Real Estate Subsidiary, which is currently Applicant’s only subsidiary. Applicant may also reinvest its cash items or proceeds from the sale or maturity of investment securities or Qualifying Real Estate Assets (as defined below in Section IV) into Qualifying Real Estate Assets or other assets; however, in no event will investment securities represent more than 40% of Applicant’s Adjusted Total Assets (as defined below).

As of [•], 2020, 100% of the assets of the Real Estate Subsidiary consisted of commercial mortgage loans fully secured by real estate, which are Qualifying Real Estate Assets.

As of [•], the value of securities issued by the Real Estate Subsidiary and owned by Applicant was approximately [•]% of the value of Applicant’s total assets, exclusive of “Government securities” (as defined in the 1940 Act) and “cash items” (as that term has been interpreted for purposes of Section 3(a)(1)(C) of the 1940 Act), on an unconsolidated basis (“Adjusted Total Assets”). The Real Estate Subsidiary is excluded from the definition of “investment company” by Section 3(c)(5)(C) of the 1940 Act, as described below in Section IV.

As a result, securities issued by the Real Estate Subsidiary are not “investment securities” as defined in Section 3(a)(2) of the 1940 Act, and the value of investment securities owned by Applicant represents approximately [•]% of Applicant’s Adjusted Total Assets as of November [•], 2020, which is less than 40% of Applicant’s Adjusted Total Assets.

Applicant may establish other wholly-owned subsidiaries to carry out specific activities, as noted below, consistent with Applicant’s business of originating and investing in mortgage loans secured by middle market and transitional CRE.

E.                                    Applicant’s Present Income

Because Qualifying Real Estate Assets represent approximately [•]% of Applicant’s consolidated assets (exclusive of Government securities and cash items, each as defined previously) as of November [•], 2020, Applicant derives its income primarily from Qualifying Real Estate Assets. For the nine months ended September 30, 2020, Applicant derived approximately 100% of its gross income from securities (other than Qualifying Real Estate Assets) and approximately 0% of its gross income from Qualifying Real Estate Assets, and for the month ended October 31, 2020, Applicant derived approximately 79% of its gross income from securities (other than Qualifying Real Estate Assets) and approximately 21% of its gross income from Qualifying Real Estate Assets. Applicant expects its income from securities (other than Qualifying Real Estate Assets and Real Estate-Related Assets, as defined in Section IV below) to continue to decrease, and its income from Qualifying Real Estate Assets and Real Estate-Related Assets to continue to increase, as it continues to divest its legacy portfolio assets and reinvest in Qualifying Real Estate Assets and Real-Estate Related Assets. Applicant anticipates that, upon deregistering as an investment company, it will derive no material portion of its gross income from securities that are not Qualifying Real Estate Assets or Real Estate-Related Assets. No subsidiary of Applicant derives any of its gross income from securities that are not Qualifying Real Estate Assets.

IV.                               APPLICABLE STATUTORY PROVISIONS

Applicant conducts its operations so that neither it nor any of its subsidiaries are or will be required to register as an investment company under the 1940 Act. Applicant accomplishes this by conducting its activities so as not to meet the definition of an “investment company” under Section 3(a) of the 1940 Act. Applicant therefore requests that the Commission issue an order declaring that Applicant has ceased to be an investment company.

We note that the Commission previously granted an order pursuant to Section 8(f) to a company that changed the nature of its business from a registered closed-end management investment company to an operating company that owns and operates self-storage facilities.2 We also note that the Commission previously has granted an order pursuant to Sections 3(b)(2) and

2                             In the Matter of Self Storage Group, Inc., 1940 Rel. Nos. 31946 (notice) and 31960 (order) (January 19, 2016).

8(f) to a company that changed the nature of its business so that it was primarily engaged in a business other than investing, reinvesting, owning, holding, or trading securities.3

A.                                    Applicant is not an investment company under Section 3(a)(1)(A) of the 1940 Act

Section 3(a)(1)(A) of the 1940 Act defines an “investment company” as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities.

The Commission and courts have generally referred to the following factors in determining whether an issuer is primarily engaged in the business of investing and reinvesting in securities under Section 3(a)(1)(A) of the 1940 Act: (i) the company’s historical development; (ii) its public representations of policy; (iii) the activity of its directors, officers, and employees; (iv) the nature of its present assets; and (v) the sources of its present income. While these factors were developed primarily in analyses under Section 3(b)(2) of the 1940 Act, they are equally applicable to analyses under Section 3(a)(1)(A).4

Each of these five factors is discussed in Section III of this Application and demonstrates that Applicant is no longer an investment company within the meaning of Section 3(a)(1)(A) of the 1940 Act. With respect to factors (i) and (ii), since the Business Change Proposal was approved by stockholders, Applicant has clearly and consistently indicated to the public and its shareholders its plan to become a commercial mortgage REIT and cease being a registered investment company and continues to do so with each public financial report and press release and on its website. Specifically, following shareholder approval of the Business Change Proposal, Applicant has consistently disclosed that Applicant has begun to realign its portfolio so that it is no longer an “investment company” under the 1940 Act, filed an application with the Commission for a deregistration order, sold over [•]% of its legacy portfolio assets, and continues to sell remaining legacy portfolio assets, and transitioned over [•]% of its assets into commercial mortgages and cash items ready for deployment into commercial mortgages as opportunities within its new business mandate arise and subject to applicable compliance requirements and other business considerations. Accordingly, Applicant’s shareholders would not confuse Applicant’s representations or activities with those of a traditional investment company.

With respect to factor (iii), the activities of the Advisor and Applicant’s Trustees and officers indicate that Applicant is focused primarily on originating and investing in mortgage loans secured by middle market and transitional CRE.

3                             In the Matter of Madison Fund, Inc., 1940 Act Rel. Nos. 13565 (notice) and 13611 (order) (November 1, 1983); Baldwin Securities Corporation, 1940 Act Rel. Nos. 15700 (notice) and 15747 (order) (May 20, 1987).

4                             See Tonopah Mining Co., 26 S.E.C. 426 (1947); Certain Prima Facie Inv. Companies, 1940 Act Rel. No. 10937, at n.24 (Nov. 13, 1979)  (“Although [Tonopah] was decided under section 3(b)(2) of the Act, the “primary engagement” standard set forth in that case also appears to be applicable to the identical standard of section 3(a)(1) and 3(b)(1).”).

With respect to factors (iv) and (v), as discussed in Section III and below, less than 40% of the value of Applicant’s Adjusted Total Assets are investment securities and Applicant derives its income primarily from Qualifying Real Estate Assets.

Accordingly, Applicant is a holding company primarily engaged in a commercial mortgage finance business through one or more wholly-owned subsidiaries. The Commission has never taken the view that a holding company that is not an investment company within the meaning of Section 3(a)(1)(C) of the 1940 Act is nonetheless an investment company within the meaning of Section 3(a)(1)(A) of the 1940 Act absent the “special situation” investment company doctrine, which is not applicable to Applicant.5

B.                                    Applicant is not an investment company under Section 3(a)(1)(B) of the 1940 Act

Applicant is not an “investment company” within the meaning of Section 3(a)(1)(B) of the 1940 Act because it is not engaged, and does not propose to engage, in the business of issuing face-amount certificates of the installment type,6 has not been engaged in such business and does not have any such certificate outstanding.

C.                                    Applicant is not an investment company under Section 3(a)(1)(C) of the 1940 Act

Section 3(a)(1)(C) defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s Adjusted Total Assets. Excluded from the term “investment securities,” among other things, are “Government securities” (as defined in the 1940 Act) and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exclusion from the definition of investment company for private funds set forth in Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.7 Section 2(a)(24) of the 1940 Act defines a “majority-owned subsidiary” of a person to mean a company 50% or more of the outstanding voting securities8 of which are owned by such person, or by a company which,

5                             A “special situation” investment company is a company whose primary business is to acquire securities for investment with a view to increasing their value and later disposing of them at a profit. Often such a company invests in securities of operating companies and obtains control of them, not to engage in their line of business, but to rehabilitate them with management reforms in order to enhance the selling value of such securities with a view to quick resale. The typical “special situation” investment company will frequently invest in shares of publicly traded operating companies to facilitate resale of such shares at a quick profit. See, e.g., Bankers Securities Corp. v. SEC, 146 F.2d 88 (3d Cir. 1944); United Stores Corp., 10 S.E.C. 1145 (1942). Applicant focuses primarily on originating and investing in first mortgage whole loans secured by middle market and transitional CRE and expects to hold such loan interests for a substantial period of time prior to any resale thereof and is not a special situation investment company.

6                             Section 2(a)(15) of the 1940 Act defines a “face-amount certificate of the installment type” as “any certificate, investment contract, or other security which represents an obligation on the part of its issuer to pay a stated or determinable sum or sums at a fixed or determinable date or dates more than twenty-four months after the date of issuance, in consideration of the payment of periodic installments of a stated or determinable amount.”

7                             See 1940 Act § 3(a)(2).

8                             See 1940 Act § 2(a)(42).

within the meaning of this definition, is a majority-owned subsidiary of such person. Applicant owns 100% of the voting securities of the Real Estate Subsidiary and will own at least 50% of the voting securities of other subsidiaries it may form to invest in Qualifying Real Estate Assets to ensure the value of investment securities owned by Applicant is less than 40% of the value of Applicant’s Adjusted Total Assets.

Applicant owns 100% of the voting securities of the Real Estate Subsidiary, which is excluded from the definition of “investment company” by Section 3(c)(5)(C) as described below.  Therefore, Applicant’s interest in the Real Estate Subsidiary is not an “investment security” (within the meaning of Section 3(a)(2) of the 1940 Act). Because the value of Applicant’s interest in the Real Estate Subsidiary exceeds 60% of the value of Applicant’s Adjusted Total Assets, the value of any “investment securities” owned by Applicant is less than 40% of the value of Applicant’s Adjusted Total Assets. Applicant is therefore not an investment company within the meaning of Section 3(a)(1)(C) of the 1940 Act. Rather, Applicant is a holding company primarily engaged through the Real Estate Subsidiary in the business of originating or otherwise acquiring mortgages and other liens on and interests in real estate.

D.                                    The Real Estate Subsidiary is not an investment company under Section 3(c)(5)(C)

Section 3(c)(5) of the 1940 Act provides, “Notwithstanding [Section 3(a) of the 1940 Act], none of the following persons is an investment company within the meaning of [the 1940 Act]: ... Any person who is not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates, and who is primarily engaged in one or more of the following businesses: ... (C) purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.”

A company is primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate, within the meaning of Section 3(c)(5)(C), if (i) at least 55% of a company’s assets consist of investments in mortgages and other liens on and interests in real estate (“Qualifying Real Estate Assets”), (ii) at least 80% of a company’s assets consist of investments in (A) Qualifying Real Estate Assets plus (B) other assets that are not Qualifying Real Estate Assets but which are real estate-related assets (“Real Estate-Related Assets”), and (iii) no more than 20% of a company’s assets consist of miscellaneous assets that are neither Qualifying Real Estate Assets nor Real Estate-Related Assets.9

Qualifying Real Estate Assets include: (i) mortgage loans fully secured by real estate, (ii) fee interests in real estate, (iii) second mortgages secured by real property, (iv) deeds of trust on real property, (v) installment land contracts, (v) leasehold interests secured solely by real property, (vi) assets that can be viewed as being the functional equivalent of, and provide their holder with the same economic experience as, an actual interest in real estate or a loan or lien fully secured by real estate, (vii) under certain conditions, Tier 1 real estate mezzanine loans,

9                             See, e.g., Companies Engaged in the Business of Acquiring Mortgages and Mortgage-Related Instruments, 1940 Act Release No. 29778 (Aug. 31, 2011) (the “Section 3(c)(5)(C) Concept Release”).

(viii) under certain circumstances, B-Notes and (ix) certificates representing 100% of the economic interest in a pool of mortgages (“Agency Whole-Pool Certificates”).10

As of November [•], 2020, the only assets of the Real Estate Subsidiary were mortgage loans fully secured by real estate. Because such mortgage loans are Qualifying Real Estate Assets, the value of the Real Estate Subsidiary’s Qualifying Real Estate Assets is more than 80% of the value of its total assets. Additionally, the Real Estate Subsidiary (i) is not engaged, or proposing to engage, in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates, and (ii) has not been engaged in such businesses nor does it have any such securities or certificates outstanding. As a result, the Real Estate Subsidiary is excluded from the definition of “investment company” by Section 3(c)(5)(C) of the 1940 Act.

V.                                    FEDERAL INCOME TAX CONSIDERATIONS

It is anticipated that, after deregistration, Applicant and its shareholders will continue to be taxed in nearly identical fashion under the Internal Revenue Code of 1986, as amended (the “Code”), as they have historically been treated. As a registered investment company, Applicant has filed its federal income tax returns for its taxable years from inception on the basis that it qualified to be taxed as a “regulated investment company” (“RIC”), as that term is defined in the applicable provisions of the Code. As a RIC, Applicant has not been taxed at the entity level on its net income and net realized gains that it distributed to its shareholders.

Applicant has operated during its 2020 taxable year so that it may qualify for taxation as a REIT. In order to qualify for taxation as a REIT, Applicant, among other things, will satisfy certain REIT asset and income requirements imposed by the Code. Qualification for taxation as a REIT will provide Applicant and its shareholders with certain favorable tax consequences and allow Applicant to continue to qualify for “pass-through” tax treatment on account of a dividends paid deduction that will apply with respect to net income and net realized gains that Applicant distributes to its shareholders. Accordingly, there is no longer a U.S. federal income tax reason for Applicant to be registered with the Commission as an investment company. Thus, not only will deregistration have no unfavorable U.S. federal income tax consequences to Applicant or its shareholders, deregistration will also be consistent with Applicant’s ongoing business plan and the tax treatment that is incident thereto.

VI.                               HARDSHIP FOR CONTINUED COMPLIANCE

Continued compliance with the 1940 Act would present an undue hardship to Applicant. By design, the 1940 Act is not intended to regulate operating companies and, as such, contains many proscriptions and limitations with respect to activities normally within the scope of an operating company’s business, operations, and financial viability. Examples include a general prohibition on the granting of warrants, and requirements to obtain shareholder approval prior to issuing securities at less than the net asset value per share. In addition, the limitations imposed by Section 18 of the 1940 Act on Applicant’s capital structure constrain Applicant’s ability to borrow and otherwise manage its capital structure in ways that the Board believes are prudent

10                        See Section 3(c)(5)(C) Concept Release; see also Rule 3a-7 Proposing Release, 1940 Act Rel. No. 18736 (May 29, 1992).

and reasonable for an operating company but are prohibited for a registered investment company. Such restrictions present significant obstacles to capital raising activities in which Applicant would otherwise participate if it were not for its status as a registered investment company and would likely result in lower yields for common shareholders as compared to other mortgage REITs whose capital structure and leverage ratios are not restricted by the 1940 Act. Further, the prohibitions of Section 17 of the 1940 Act on transactions with affiliates, together with Section 23(a) of the 1940 Act, also present an obstacle to Applicant by effectively prohibiting many types of incentive-based compensation the Board considers to be reasonable and necessary to attract and retain the best qualified persons to manage Applicant’s business. More importantly, the continued compliance with the 1940 Act is contrary to what shareholders of Applicant have agreed to when they approved the Business Change Proposal.

VII.                          CONCLUSION

Applicant is primarily engaged, through one or more wholly-owned subsidiaries, in the business of originating commercial mortgage loans and is no longer an investment company by virtue of the fact that Applicant is not an investment company within the meaning of Section 3(a)(1) of the 1940 Act. Upon deregistration as an investment company, Applicant will continue to manage its operations so that Applicant and its subsidiaries will continue to be excluded from the definition of an “investment company” under the 1940 Act. For the reasons set forth herein, Applicant satisfies the standards for an order under Section 8(f) of the 1940 Act.

*****

AUTHORIZATION TO FILE THIS APPLICATION

Pursuant to Rule 0-2(c) under the 1940 Act, Applicant states that the Board, by resolution duly adopted and attached hereto as Exhibit A, has authorized certain officers of Applicant to prepare, or cause to be prepared, and to execute and file with the Commission, this Application.

The verification required by Rule 0-2(d) under the 1940 Act is attached hereto as Exhibit B. All other requirements for the execution and filing of this Application in the name of, and on behalf of, Applicant by the undersigned officer of Applicant have been complied with and such officer is fully authorized to do so.

Pursuant to Rule 0-2(f) under the 1940 Act, Applicant states that its address is Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458, and Applicant further states that all communications concerning this Application or any amendment thereto should be directed to:

Michael Hoffman
Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, NY 10001
Telephone Number: (212) 735-3000

and

Kenneth E. Burdon
Skadden, Arps, Slate, Meagher & Flom LLP
500 Boylston Street
Boston, MA 02116
Telephone Number: (617) 573-4800

It is hereby requested that the Commission issue an order pursuant to Rule 0-5 under the 1940 Act without a hearing being held.

Applicant has caused this Application to be duly signed on its behalf on the date and year set forth below.

[Signature page follows]

RMR MORTGAGE TRUST

By:	/s/ Jennifer B. Clark
	Name:	Jennifer B. Clark
	Title:	Secretary

Dated: November 18, 2020

Exhibit A

Authorization

Secretary’s Certificate of Board of Trustees Resolution

I, Jennifer B. Clark, hereby state that I am the duly elected Secretary of RMR Mortgage Trust (the “Trust”) and as said Secretary do hereby certify that the following are resolutions duly adopted by the Board of Trustees of the Trust at a meeting held on May 22, 2020, and that said resolutions have not been amended or modified and is in full force and effect:

RESOLVED:   That the officers of the Trust, in consultation with counsel, be, and hereby are, authorized, empowered and directed, in the name and on behalf of the Trust, to cause to be executed, delivered and filed with the Securities and Exchange Commission (the “SEC”) the application to the SEC for an order under Section 8(f) of the Investment Company Act of 1940, as amended (the “1940 Act”), declaring that the Trust has ceased to be an investment company and terminating its registration under the 1940 Act (the “Deregistration Application”), with such revisions as the officers of the Trust deem necessary or advisable upon advice of counsel; and further

RESOLVED:   That the officers of the Trust, in consultation with counsel, be, and hereby are, authorized, empowered and directed, in the name and on behalf of the Trust, to cause to be made, executed, delivered and filed with the SEC any amendments to the Deregistration Application as are determined necessary, advisable or appropriate by any such officers in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action.

/s/ Jennifer B. Clark
Jennifer B. Clark
Secretary

November 18, 2020

A-1

Exhibit B

Verification of Application

In accordance with Rule 0-2(d) under the Investment Company Act of 1940, the undersigned, being duly sworn, deposes and says that she has duly executed the attached application for and on behalf of RMR Mortgage Trust; that she is the Secretary of such entity; and that all actions taken by the officers or other persons necessary to authorize deponent to execute and file such instrument this 18th day of November, 2020, have been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Jennifer B. Clark
	Name:	Jennifer B. Clark
	Title:	Secretary

Dated: November 18, 2020

B-1